UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

          Babylon Holdings Limited
(Name of Issuer)

          Class A ordinary shares, par value $0.001056433113
(Title of Class of Securities)

          G07031100
(CUSIP Number)

Anders F. Börjesson
c/o VNV (Cyprus) Limited
1, Lampousas Street, 1095 Nicosia, Cyprus
          +46 8 545 015 50
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

          June 20, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G07031100
1	NAMES OF REPORTING PERSONS
VNV (CYPRUS) LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,461,232(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,461,232(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,461,232(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

__________________________
(1)  Reflects (i) 2,363,467 Class A ordinary shares par value $0.001056433113 (the “Class A Shares”) of the Issuer held by VNV (Cyprus) Limited (“VNV Cyprus”), a wholly-owned subsidiary of VNV Global AB (publ) (“VNV Global”), a Swedish publicly traded company and (ii) 97,765 Class A ordinary shares held by Global Health Equity (Cyprus) Ltd ("Global Health Equity"). Global Health Equity is the holder of 709,812 Class A Shares. VNV Global indirectly holds, through its direct wholly-owned subsidiaries, VNV Sweden AB ("VNV Sweden") and VNV Cyprus, approximately 51.13% of the shares in Global Health Equity AB (publ) ("Global Health (publ)"), with the remainder held by other foreign institutional investors and individuals.  VNV Global is the sole shareholder of VNV Sweden and VNV Cyprus.  Investment decisions relating to holdings of VNV Sweden and VNV Cyprus are made by a board of directors consisting of thred individuals and four individuals, respectively, on the basis of recommendations issued by the six-member board of directors of VNV Global. Investment decisions relating to holdings of Global Health Equity are taken by a board of directors that consists of P.C. Nordic Administration Limited, taking into account recommendations issued by a three-member board of directors of Global Health (publ). The Global Health (publ) board is currently comprised of three members, constituting managing members of VNV Global.
(2)  The percentage calculated is based on 25,614,074 Class A Shares outstanding as of May 1, 2023 as reported in the Form 10-Q filed by the Issuer on May 10, 2023.

CUSIP NO. G07031100
1	NAMES OF REPORTING PERSONS
GLOBAL HEALTH EQUITY (CYPRUS) LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
709,812(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
709,812(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
709,812(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

_________________________
(1)  Global Health Equity is the holder of 709,812 Class A Shares. VNV Global indirectly holds, through its direct wholly-owned subsidiaries, VNV Sweden and VNV Cyprus, approximately 51.13% of the shares in Global Health Equity (publ), with the remainder held by other foreign institutional investors and individuals. VNV Global is the sole shareholder of VNV Sweden and VNV Cyprus. Investment decisions relating to holdings of VNV Sweden and VNV Cyprus are made by a board of directors consisting of three individuals and four individuals, respectively, on the basis of recommendations issued by the six-member board of directors of VNV Global. Investment decisions relating to holdings of Global Health Equity are taken by a board of directors that consists of P.C. Nordic Administration Limited, taking into account recommedations issued by a three-member board of directors of Global Health (publ). The Global Health (publ) board is currently comprised of three members, constituting managing members of VNV Global.
(2)  The percentage calculated is based on 25,614,074 Class A Shares outstanding as of May 1, 2023 as reported in the Form 10-Q filed by the Issuer on May 10, 2023.

CUSIP NO. G07031100
1	NAMES OF REPORTING PERSONS
VNV SWEDEN AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
709,812(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
265,130(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
709,812(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

__________________________
(1)  Global Health Equity is the holder of 709,812 Class A Shares. VNV Global indirectly holds, through its direct wholly-owned subsidiaries, VNV Sweden and VNV Cyprus, approximately 51.13% of the shares in Global Health Equity (publ), with the remainder held by other foreign institutional investors and individuals. VNV Global is the sole shareholder of VNV Sweden and VNV Cyprus. Investment decisions relating to holdings of VNV Sweden and VNV Cyprus are made by a board of directors consisting of three individuals and four individuals, respectively, on the basis of recommendations issued by the six-member board of directors of VNV Global. Investment decisions relating to holdings of Global Health Equity are taken by a board of directors that consists of P.C. Nordic Administration Limited, taking into account recommedations issued by a three-member board of directors of Global Health (publ). The Global Health (publ) board is currently comprised of three members, constituting managing members of VNV Global.
(2)  The percentage calculated is based on 25,614,074 Class A Shares outstanding as of May 1, 2023 as reported in the Form 10-Q filed by the Issuer on May 10, 2023.

CUSIP NO. G07031100
1	NAMES OF REPORTING PERSONS
VNV Global AB (publ)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,073,279(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,726,362(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,073,279(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%(3)

14	TYPE OF REPORTING PERSON
CO

__________________________
(1)	Reflects (i) 2,363,467 Class A Shares held by VNV Cyprus and (ii) 709,812 Class A Shares held by Global Health Equity.
(2)	Reflects (i) 2,461,232 Class A Shares held by VNV Cyprus and (ii) 265,130 Class A Shares held by Global Health Equity.
(3)	The percentage calculated is based on 25,614,074 Class A Shares outstanding as of May 1, 2023 as reported in the Form 10-Q filed by the Issuer on May 10, 2023.

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 10, 2022 (as amended to date, the “Schedule 13D”) with respect to the Class A Shares of Babylon Holdings Ltd. (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.
Item 1. Security and Issuer
This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Class A Shares of the Issuer, whose principal executive offices are located at 1 Knightsbridge Green, London, SW1X 7QA, United Kingdom.
Item 4.  Purpose of Transaction
Between June 15, 2023 and June 28, 2023, VNV Cyprus sold 863,592 shares of Class A Shares of $520,942.61 in the aggregate in open market sales. The shares were sold at prices ranging from $0.56 to $0.67.
Item 5. Interest in Securities of the Issuer
(a) – (b) Based on 25,614,074 Class A Shares outstanding as of May 1, 2023 as reported in the Form 10-Q filed by the Issuer on May 10, 2023.
Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
VNV Cyprus	2,461,232	9.6%	0	2,461,232	0	2,461,232
VNV Global	3,073,279	12.0%	0	3,073,279	0	2,726,362
Global Health Equity	709,812	2.8%	0	709,812	0	709,812
VNV Sweden	709,812	2.8%	0	709,812	0	265,130
Except as set forth above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule I hereto, beneficially own any Class A Shares.
(c) During the last 60 days, VNV Cyprus(1) effected the following transactions in the Issuer’s Class A Shares:
Date	Amount	Price Per Share(2)	Type of Transaction
June 15, 2023	93,228	$0.58	Open market sale
June 16, 2023	46,275	$0.58	Open market sale
June 20, 2023	131,038	$0.57	Open market sale
June 21, 2023	58,183	$0.56	Open market sale
June 22, 2023	62,457	$0.58	Open market sale
June 23, 2023	186,111	$0.62	Open market sale
June 26, 2023	141,547	$0.67	Open market sale
June 27, 2023	41,328	$0.64	Open market sale
June 28, 2023	103,425	$0.57	Open market sale
(1) VNV Cyprus is a wholly-owned subsidiary of VNV Global, and VNV Global has the shared power to vote or to direct the vote and to dispose or direct the disposition of the Class A Shares held by VNV Cyprus.
(2) The price per share does not reflect brokerage commissions paid.
(d) – (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              Dated: June 29, 2023

VNV (CYPRUS) LIMITED

By: /s/ Boris Sinegubko
Name: Boris Sinegubko
 Title: Managing Director

GLOBAL HEALTH EQUITY (CYPRUS) LTD

By: P.C. Nordic Administration Limited

By: /s/ Maria Zembyla
Name: Maria Zembyla, on behalf of P.C. Nordic
Administration Limited
Title: Director

VNV SWEDEN AB

By: /s/ Per Brilioth
Name: Per Brilioth
Title: Managing Director

VNV GLOBAL AB (PUBL)

By: /s/ Per Brilioth
Name: Per Brilioth
Title: Managing Director